SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated December 18, 2025.

Buenos Aires, December 18, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Material Event – Sale of YPF’s shares in Profertil S.A. - Closing

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

In this regard, and further to our material event dated December 15, 2025, we inform that on December 18, and following the fulfillment of all the conditions precedent, YPF S.A. completed the sale of its share capital in Profertil S.A. to Agro Inversora Argentina S.A., a company of the Adecoagro Group, on the terms previously reported.

Furthermore, we inform that, for the purposes set forth in Article 23, section (a), paragraph 9, of the Listing Regulations of ByMA, the final economic result of the transaction will be duly reported upon the closing and publication of the financial statements as of December 31, 2025.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 18, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer